Exhibit 1

For Immediate Release	14 May 2009

WPP PLC

(‘WPP’ or the ‘Company’)

WPP plc Announces the Publication of the Prospectus for the Issuance

of £450,000,000 5.75 per cent. Guaranteed Convertible Bonds due 2014

WPP plc announces the following prospectus has been approved by the UK Listing Authority and is available for viewing: Prospectus in respect of the issuance of £450,000,000 5.75 per cent. Guaranteed Convertible Notes due 2014.

To view the full document, please paste the following URL into the address bar of your browser.

Prospectus

http://www.rns-pdf.londonstockexchange.com/rns/2744S_-2009-5-14.pdf

For further information, please contact:

Paul Delaney

c/o WPP 2008 Limited

27 Farm Street

London W1J 5RJ

Tel: + 44 (0)207318 0037

Fax: + 44 (0)207 491 8417

Email: pdelaney@wpp.com

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS

The company news service from the London Stock Exchange

END